Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711 Email: sam.goldstein@lfg.com

VIA EDGAR

November 30, 2023

Alberto Zapata, Esq.

Division of Investment Management

Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549-4644

RE:	Registrant:	Lincoln Variable Insurance Products Trust (“Trust”)
	File Nos.:	File Nos. 033-70742 and 811-08090
	Funds:	Lincoln Opportunistic Hedged Equity Fund (the “Fund”)

Dear Mr. Zapata:

This letter responds to your comments, provided via phone on November 15, 2023, and November 20, 2023, to the Registrant’s registration statement filed on Form 485APOS on September 27, 2023, under Rule 485(a) under the Securities Act of 1933 (the “Registration Statement”).

The following are your comments and the Registrant’s responses.

1)	Confirm that the Fund’s expense limits and/or fee waiver will continue through at least one year from the effective date of the prospectus.

a)	Confirmed. The Fund’s expense limit has been updated accordingly in the footnote to the Fund fee table.

2)	Consider replacing the term “periodically” in the third paragraph of the investment strategy with another term.

a)	The requested revision has been made.

3)	Please explain whether an investor would be aware if the options portfolio is rebalanced.

a)	No. An investor would not be made aware if the options portfolio is rebalanced. Please note that this has been disclosed in the prospectus as requested in comment six below.

4)

Please explain how the statement, “At the expiration or rebalance of the options portfolio, the Sub-Adviser will purchase a new portfolio of options that seeks to provide limited downside protection against Index decreases while retaining some potential for gains if the Index appreciates” in the investment strategy section is consistent with the statement that the options portfolio will be periodically or opportunistically rebalanced.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711 Email: sam.goldstein@lfg.com

a)

As noted in the sentence referenced in the comment, the portfolio managers may purchase a new portfolio of options if the portfolio management team determines, subject to monthly review, that the options portfolio should be opportunistically rebalanced.

5)	Explain supplementally how expenses will reduce the potential for gains and downside protection.

a)

The Registrant notes that, as with other mutual funds, the expenses for the Fund offset the performance experienced by fund investors. In the case of a defined outcome fund, where a predetermined outcome is disclosed either before or after the deduction of fees, this distinction would be significant to investors. Where, as here, there is no defined outcome component to the strategy, the expenses in the Fund offset performance in the same way as any other non-defined outcome mutual fund.

6)	Disclose whether investors would be able to assess when rebalancing has occurred.

a)	The requested revision has been made.

7)	Consider opening the investment strategy section with a discussion of the Options Portfolio.

a)	The requested revision has been made.

8)	Please disclose the types of options that the subadviser will select to administer the strategy.

a)	The requested revision has been made.

9)	Please disclose in the investment strategy the range of caps or maximum gain potential for the options portfolio.

a)

The Registrant has performed a search of recent EDGAR filings, as requested by the Staff, but has not found disclosure for similar strategies of prospective ranges of maximum gain potential in such funds. The Registrant has determined not to disclose an expected range of caps or maximum gain potential for the Options Portfolio. The rate of maximum gain potential on the Options Portfolio will vary based on the market price for those options at the time they are purchased, and those prices are based primarily upon market volatility at the time of purchase. The Registrant has concluded that disclosing an expected maximum gain potential rate would be similar to disclosing expected performance which could be construed as misleading to investors for a strategy, such as this, which does not promise investors a defined outcome. Because the Options Portfolio will be rebalanced opportunistically, a range of potential caps is not relevant for investors, as the portfolio is likely to be reset before the expiration of the options portfolio at any given point in time.

10)

Please clarify in the statement, “In the event that the Index increases in value over the duration of the Options Portfolio, without any rebalancing, the Options Portfolio seeks to provide investment returns that match the price performance of the Index, up to a maximum percentage return the Fund can achieve for the duration of the Options Portfolio, which depends on prevailing market conditions at the time the Fund purchases the options,” what does the maximum upside percentage return on the Options Portfolio depend on?

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711 Email: sam.goldstein@lfg.com

a)

The maximum upside percentage return in the Options Portfolio is determined by the strike price of sold out-of-the-money calls at the time of rebalancing. The strike price of these options will in turn depend heavily on market volatility at the time of purchase.

11)

Please consider rephrasing the statement, “While it is very unlikely that the Options Portfolio will be held until the expiration date of the options, changes in the value of the Options Portfolio will impact the Fund’s NAV,” as it does not appear that these holdings impact the Fund’s net asset value.

a)	This sentence has been removed.

12)	Consider alternative wording to “maximum” gain given that these gains would be limited based on the Fund’s strategy.

a)	The requested revisions have been made.

13)	Consider moving discussion of “General Information about FLEX Options” and “The Underlying Fund” paragraph to the Item 11 discussion of the Fund’s investment strategy.

a)	The requested revision has been made.

14)	Please explain why “Rules Based Strategy Risk” is relevant to the Fund’s investment strategy.

a)	This risk disclosure has been removed.

15)

Please include risk disclosure stating that because the Fund will be rebalanced opportunistically, investors will experience results differently than if held to expiration and that there is no guarantee that strategy will be successful.

a)	The requested revision has been made.

16)

Please include risk disclosure stating that (a) investors will not know when options portfolio has been set and (b) when the Options Portfolio is rebalanced there may be little or no ability to experience gain or downside protection in that Options Portfolio.

a)

As noted in the Fund’s investment strategy section, “Unlike funds that utilize a defined outcome investment strategy, the Fund does not seek to provide shareholders with downside protection or upside potential over any specified time period.” The Registrant declines to include these items as principal risks as it does not believe they are risks. Further the features are prominently disclosed elsewhere in the Fund’s investment strategy and are typical of an actively managed strategy.

17)	Please explain why “Passive Management Risk” is relevant to the Fund’s investment strategy.

a)

The Registrant has included this risk because the Fund invests approximately one-half of its assets in the LVIP SSGA S&P 500® Index Fund, which, as noted in the investment strategy section, is a passive index fund.

Lincoln Financial Group 150 N. Radnor Chester Rd. Radnor, PA 19087
Phone: 484-583-8711 Email: sam.goldstein@lfg.com

18)	Please remove “Futures Risk”.

a)	This risk disclosure has been removed.

19)	Please consider using “and” instead of “or” in the Fund’s 80% policy.

a)	The requested revision has been made.

20)	Please consider using “provide exposure to” instead of “reference” in the Fund’s 80% policy.

a)	The requested revision has been made.

21)	Consider including disclosure that clearly states the Fund does not track the index.

a)	The requested revision has been made.

Your consideration of this filing is much appreciated. Please contact me at the number indicated above with any questions.

Very truly yours, /s/ Samuel K. Goldstein Samuel K. Goldstein, Esq. Chief Counsel – Funds Management

cc:	Ronald A. Holinsky, Esq. Christian Pfeiffer, Esq. Sharon Alyanakian Teriana Griggs

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